SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Groupon, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

399473107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.399473107	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew D. Mason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,999,984 shares of Class A Common Stock (1) (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 18,999,984 shares of Class A Common Stock (1) (2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,999,984 shares of Class A Common Stock(1) (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.85%(1) (2)(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes 18,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 999,984 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of Groupon, Inc. (the “Issuer”), held of record by the Andrew Mason Trust dated April 6, 2010, over which the Reporting Person retains sole voting and investment power. Does not include 182,240 shares of Class A Common Stock held of record by 600 West Groupon LLC, which represents the Reporting Person’s proportionate economic interest in the shares of Class A Common Stock held by 600 West Groupon LLC over which the Reporting Person does not have voting or investment power.
(2)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis. All Class A Common Stock and Class B Common Stock will automatically convert into a single class of common stock on November 9, 2016.
(3)	The percentage of ownership is based on 665,719,847 shares of Class A Common Stock, $0.0001 par value, outstanding at November 5, 2013.

Item 1.

(a)	Name of Issuer:

Groupon, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

600 West Chicago Avenue, Suite 620 Chicago, IL 60654

Item 2.
(a)	Name of Person(s) Filing:

Andrew D. Mason

(b)	Address of Principal Business Office or, if none, Residence:

Andrew Mason c/o Operator 589 Howard Street, 5th Floor San Francisco, CA 91405

(c)	Citizenship: United States of America

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

399473107

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4. Ownership.

The percentages of ownership set forth below are based on 665,719,847 shares of Class A Common Stock, $0.0001 par value, outstanding at November 5, 2013. Aggregate number and percentage of the class of securities of Groupon, Inc. held by the reporting person:

		Class A
(a)	Amount beneficially owned:
	Andrew D. Mason (4)(5)	18,999,984
(b)	Percent of class:
	Andrew D. Mason (4)(5)	2.85%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote (4)(5)	18,999,984
	(ii) Shared power to vote or to direct the vote	0
	(iii) Sole power to dispose or to direct the disposition of (4)(5)	18,999,984
	(iv) Shared power to dispose or to direct the disposition of	0

(4)	Includes 18,000,000 shares of Class A Common Stock and 999,984 shares of Class B Common Stock of the Issuer held of record by the Andrew Mason Trust dated April 6, 2010, over which the Reporting Person retains sole voting and investment power. Does not include 182,240 shares of Class A Common Stock held of record by 600 West Groupon LLC, which represents the Reporting Person’s proportionate economic interest in the shares of Class A Common Stock held by 600 West Groupon LLC over which the Reporting Person does not have voting or investment power.
(5)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis. All Class A Common Stock and Class B Common Stock will automatically convert into a single class of common stock on November 9, 2016.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

ANDREW D. MASON

/s/ Andrew D. Mason
Andrew D. Mason